September 6, 2012

William Thompson
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Comment Letter Dated August 13, 2012

The Dixie Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 22, 2012

File No. 0-2585

Dear Mr. Thompson:

The following is our reply to your letter dated August 13, 2012 commenting on our Form 10-K for the fiscal year ended December 31, 2011. Subsequent to the receipt of your letter, we contacted Mr. Tony Watson, accountant with the Securities and Exchange Commission who was listed as the contact, to request additional time to respond. Mr. Watson granted an additional ten business days beyond the initial ten business date response request. For ease of reference, we have reproduced below your comments in the order in which they were presented in your letter, and have presented our reply to those comments below each such comment.

In accordance with your request, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signatures, page 22 (SEC Comment)

1.
Please note that the report should also be signed by your controller or principal accounting officer on your behalf and in his capacity as the controller or principal accounting officer. Please refer to the signature section and General Instruction D (2) of Form 10-K. Please tell us whether your chief financial officer also serves as your controller or principal accounting officer. If so, please confirm to us that your chief financial officer signed the report in both capacities and that you will indicate each capacity in which he signs the report in future filings. If not, please revise to provide the signature of your controller or principal accounting officer.

Reply

Our document is in compliance with the signature section and General Instruction D (2) of form 10-K. The Controller is shown as a signatory on page 22.

Financial Statements, page 24 (SEC Comment)

Consolidated Statements of Stockholders' Equity, page 30

2.
Please tell us the consideration received in return for the 2009 re-issuance of common stock in treasury and how the transaction is reflected in the consolidated statements of cash flows and related supplemental disclosures.

Reply

The re-issuance of these shares satisfied a portion of the Company's 2009 401-K match liability. This non-cash transaction was eliminated from the change in accrued expenses in the Consolidated Statements of Cash Flows for the year ended December 26, 2009 in order to correctly present the Net Cash Provided by Operating Activities for the period. We did not separately disclose the non-cash transaction in the footnotes to the financial statement or in other supplemental disclosures because the re-issuance was disclosed in the Consolidated Statement of Stockholders' Equity and Comprehensive Income (Loss). In future filings, we will report any such transactions in the “Supplemental Cash Flow Information” in the Statement of Cash Flows, if material.

Notes to Consolidated Financial Statements, page 31 (SEC Comment)

Note I - Income Taxes, page 44

3.
Please show us how to reconcile the amount of deferred income tax expense for 2010 and 2009 to the change in deferred income taxes presented in the statements of cash flows. Please describe each reconciling item and their amounts.

Reply

Below is a reconciliation of the deferred tax provision/(benefit) as reported in the tax footnote to the "Change in Deferred Taxes" in the Statements of Cash Flows

		2,011	2,010	2,009
Total deferred benefit as reported - tax footnote		(254)	(2,498)	(4,365)	Note 1
Less:	Deferred tax benefit related to goodwill write-off	—	—	(2,000)	Note 2
	OCI component of deferred tax change	—	22	(314)	Note 3
	Provision components to true-up to tax return	—	787	—	Note 4
Change in deferred income taxes in CONSOLIDATED STATEMENTS OF CASH FLOWS		(254)	(3,307)	(2,051)

Effective with fiscal 2011, the aggregate deferred tax provision/ (benefit) as reported in the tax footnote and the corresponding disclosure in the Statement of Cash Flows are in agreement. Although we recognized there were differences between these amounts for 2010 and 2009, we elected not to adjust these amounts in the financial statements because the differences related to these items were immaterial to the financial statements and did not affect total cash flows or cash flows from operating activities.

Note 1 - as reported in NOTES TO CONSOLIDATED FINANCIAL STATEMENTS on page 44 in the Company's 2011 Form 10-K.

Note 2 - This represents the tax benefit pertaining to the write-off of goodwill. The amount included as deferred tax expense per the tax footnote includes the impact on deferred taxes resulting from the Goodwill write-off taken in this fiscal year, whereas the change in deferred income taxes as presented in the Consolidated Statement of Cash Flows excludes the deferred tax impact related to the Goodwill write off. We assessed our accounting for this transaction relative to our results and resultant cash flows from operations and determined such differences to be immaterial.

Note 3 - The $22 in 2010 and $(314) in 2009 were due to certain items impacting deferred tax assets and liabilities with the offset being other comprehensive income and thus does not impact deferred income tax expense. This presentation has no impact on operating cash flows.

Note 4 - The $787 difference was a result of our decision to present the impact of our income tax provision to income tax return adjustments in the current income tax expense category in the footnote instead of the deferred income tax expense category. Our research indicated that practice in this regard is mixed and we recognize the election to reflect this item in the current category of the footnote caused deferred tax expense per the footnote to not agree with the cash flow statement as the provision to tax return reconciling items represented changes in estimates made at the time of provision requiring adjustments that impacted both the current and deferred income tax balances.

Note P - Environmental Remediation, page 55 (SEC Comment)

4.
Please tell us your consideration of disclosing an estimate of the possible loss or range of loss in excess of amounts accrued for these matters or that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Reply

The liability established represents our best estimate of possible loss, and is, we believe, the only reasonable amount to which there is any meaningful degree of certainty given the periods of estimated remediation and the dollars applicable to such remediation for those periods. We believe our accrual addresses the concepts as contemplated in ASC 450-20-25 2(b) which pertain to the ability to reasonably estimate any such loss and ASC 450-20-50-4 related to the inability to estimate a loss within a range. Given the uncertainty in the maximum possible time required to remediate such sites based on our remediation methodology as well as other possible costs that could be incurred related to these sites depending on regulatory actions or requirements, we do not believe that a meaningful estimate of actual costs that could be incurred beyond the amounts reserved could be presented. We stated in the concluding sentence of paragraph 1 under the “Environmental Remediation” sub-topic of Note P to our Consolidated Financial Statements the following: “The actual timeline to remediate, and thus, the ultimate cost to complete such remediation through these remediation efforts, may differ from our estimates and could result in a significant difference.” In future filings we will disclose that amounts in excess of those accrued are non-estimable, if applicable.

Very truly yours,

THE DIXIE GROUP, INC.

/s/ Jon A. Faulkner
Vice President and Chief Financial Officer
Replying on behalf of:
Daniel K. Frierson
Chief Executive Officer